November 1, 2011

Via E-mail
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:         Quadrant 4 Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed May 19, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 17, 2011 File No. 033-42498

Dear Spirgel:

The above-referenced registrant, Quadrant 4 Systems Corporation, is in receipt of your letter dated October 13, 2011, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant.  Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings.  Set forth below are the registrant’s responses to such comments.  To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. In a Form 8-K filed on June 2, 2010 you agreed to provide the financial statements of the business acquired and pro forma financial information given effect to the transaction within 75 days from the date of the report or before August 16, 2010. As of today you have not filed the related financial statements. Please revise or advise.

Response:  At the time the Form 8-K was filed, it was the intention of the Registrant to provide the financial statements of the business acquired and pro forma financial information giving effect to the transaction within 75 days from the date of the report. We had attempted to obtain the information necessary to provide the financial statements and the pro forma financial information. We are not able to obtain such information from the seller. As disclosed in Note 3 to the consolidated financial statements, the most significant assets acquired were originally acquired by Stonegate Holdings from Bank of America, which were acquired by them under a security agreement with the previous owners. Books and records did not follow with the acquisition of assets.

The Registrant should have filed an amended Form 8-K/A, stating they were not filing the financial statements of the business acquired or the pro forma financial information giving effect to the transaction within 75 days from the date of the report and the reason why, as stated above.

Consolidated Financial Statement

Notes to Consolidated Financial Statements

3. Acquisitions, page F-9
StoneGate Holdings

2.
We note that on May 20, 2010 you acquired 100% of the outstanding shares of VSG Acquisition Inc., RMI Acquisition, Inc. and ISS Acquisition Inc. from StoneGate Holdings in exchange for 32,000.000 shares of your common stock. We also note that you identified the company as the accounting acquirer. It appears to us that StoneGate Holdings is the accounting acquirer since their shareholders as a group received the largest portion of the voting rights in the combined entity. Addressing the guidance in paragraphs 805-10-55-11 through 55-15 tell us how you concluded that the company is the accounting acquirer in this acquisition.

Response: The Registrant stated in Note 3 that the Company was the legal acquirer. We agree that Stonegate Holdings was the accounting acquirer and in all future filings we will more clearly identify the accounting acquirer.

The Registrant did record the acquisition as if Stonegate Holdings was the accounting acquirer, as the value of the acquisition was based on the underlying carrying values of the assets and liabilities of Stonegate Holding (the accounting acquirer), as it recently completed the acquisitions of these assets and liabilities, as stated in Note 3.

4. Intangible Assets, page F-10

3.	Tell us and disclose in future filings your amortization periods for the customer lists and the basis for such periods.

Response:  The Registrant did disclose our amortization periods for the customer lists and the basis for such periods in Note 2 to the consolidated financial statements, Intangible Assets, paragraph 3. The period was based on the Registrants expected future cash flows.

We will disclose in future filings the periods and basis for such periods.

7. Stockholders’ Equity, page F-12 and 11. Subsequent Events, page F-13

4.
For each transaction, tell us and disclose in future filings the value that you attributed to your stock and how it was determined. Further, we note that you sold shares of common stock and warrants to purchase shares of common stock at an exercise price of $0.60 per share. Pursuant to the subscription agreement, you agreed that, for five years thereafter, you would adjust the number and price of the warrants upon the occurrence of certain transactions that were not disclosed. We also note that you may call the warrants if after three years from issuance the price of the stock is above $.70 per share. In this regard, please tell us how you followed the guidance in ASC 815-40 and ASC 815-10 regarding determining whether an instrument (or an embedded feature) is indexed to your stock.

Response:  The Registrant valued each of their common stock transactions and the method of valuation as follows:

5,600,281 shares of its common - The Company attributed a value to these shares of $1,444,750, the $.30, per share, the cash received from the sales, less expenses of $92,250.

1,666,667 shares of common stock - The Company attributed a value to these shares and the warrants issued in connection with the sales of common stock of $472,500, the $.30, per share, the sales price, less expenses of $27,500.

These will be more clearly disclosed in future filings.

Pursuant to the subscription agreement, we agreed that, for five years thereafter, we would adjust the number and price of the warrants upon the occurrence of certain transactions that were not disclosed. These transactions are as follows: (i) any reclassification or change of outstanding securities issuable; (ii) any consolidation or merger of the Company with or into another corporation; (iii) any sale or transfer to another corporation of all, or substantially all, of the property of the Company; or (iv) subdivision of combination of shares. We will expand our disclosures in future filings.

The Registrant has considered these adjustments to the number and price of the warrants not be contingent and only anti-dilution provisions.

The Registrant has determined that if the stock price reaches the required $.70, per share, and may be called at $.60, per share, the more likely outcome would be for warrantholders to exercise at $.60, per share, as they would be “in-the-money”. This would result in warrants being considered indexed to their own stock and therefore have the characteristics of equity.

Form 10-Q for the Quarterly Period Ended June 30, 2011

General

Consolidated Statements of Cash Flow, page 5

5.
Please show us how you computed the following line items: Acquisition of assets, net of liabilities assumed; Accounts and unbilled receivables; Other current assets; Accounts payable and accrued expenses; Proceeds from notes payable; Payments of long-term debt; Payments of notes payable; and, Proceeds from sale of common stock.

Response: The computations of the various line items are set forth as follows:

QUADRANT 4 SYSTEMS CORPORATION
RESPONSE TO COMMENT LETTER - cash Flow
Item # 5

		Cash Flow	Balance	Balance
		Statement	40,724	40,543	TRANSACTIONS

Acquisition of assets, net of liabilities assumed		-	-	-	-

Purchase price
Note payable	(5)	5,000,000
Shares	(6)	4,000,000
Accounts payable assumed	(3)	100,000

		9,100,000

Assets Acquired - net
Accounts receivable	(1)	3,172,206
Intangible assets		14,100,000
Accounts payable and
accrued expenses	(2)	(2,500,000)
Note payable	(4)	(5,672,206)

		9,100,000

Acquisition of assets, net		0

Accounts and unbilled receivables		(2,219,632)	8,831,716	3,572,932	5,258,784
Acquisition of Quadrant 4 Solutions, Inc.	(1)				(3,172,206)
Change in allowance for doubtful accounts					133,054
					2,219,632

Other current assets		804	6,740	7,544	(804)

Accounts payable and accrued expenses		979,429	(5,616,681)	(2,076,284)	(3,540,397)
Acquisition of Quadrant 4 Solutions, Inc.	(2)				2,500,000
Acquisition of Quadrant 4 Solutions, Inc.					100,000
Other					(39,032)
					(979,429)

Notes Payable - other			(4,297,446)	(390,437)	(3,907,009)
Proceeds from notes payable		386,645			386,645
Payments of notes payable		(4,036,314)			(4,036,314)
Acquisition of Quadrant 4 Solutions, Inc.	(4)				5,672,206
Reclassification of current to noncurrent	(7)				1,845,440
Other					39,032
					0

Long-term debt			(5,000,000)	(1,955,829)	(3,044,171)
Payments of long-term debt		(110,389)			(110,389)
Acquisition of Quadrant 4 Solutions, Inc.	(5)				5,000,000
Reclassification of noncurrent to current					(1,845,440)
	(7)				0

Common stock			(49,250)	(42,750)	(6,500)
Additional paid-in Capital			(12,187,668)	(7,485,418)	(4,702,250)
					(4,708,750)
Proceeds from sale of common stock		708,750			472,500
					236,250
Acquisition of Quadrant 4 Solutions, Inc.	(6)				4,000,000
					0

Notes to Consolidated Financial Statements

Note 3 – Acquisitions

Quadrant 4 Solutions, Inc., page 9

6.
It is unclear to us why you have not provided the required financial statements and pro forma financial information for this significant acquisition. We refer you to the letter dated July 22, 2011 from Kyle Moffatt of the Office of the Chief Accountant of our Division in response to your letter dated July 19, 2011 to that Office. This letter outlined the financial statements you need to provide in lieu of the full financial statements required by Rule 8-04 of Regulation S-X. Please revise or advise.

Response:  We have now filed an amended Form 8-K/A, dated October 13, 2011, with the required financial statements and pro forma financial information for this significant acquisition.

7.
Further, with respect to your acquisition, it is unclear to us why you have not provided pro forma financial information for the required periods prepared in accordance with Rule 8-05 of Regulation S-X. Please revise or advise.

Response:  We have now filed an amended Form 8-K/A, dated October 13, 2011, with the required pro forma financial information for this significant acquisition.

8.	Please revise to include the disclosures required by ASC 805-10-50, 805-20-50, and 805-30-50. Provide us your proposed disclosures.

Response:  The disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50 have been included in the amended Form 8-K/A, dated October 13, 2011, and in accordance with the letter dated July 22, 2011 from Kyle Moffatt of the Office of the Chief Accountant.

9.
Based on your sales of stock as disclosed in Note 7, tell us how the parties were able to conclude that the 4,000,000 shares of common stock should be valued at $1 per share to determine the purchase price.

Response:   The parties, through arms-length negotiations, agreed to value the 4,000,000 shares of common stock at $1.00, per share.

Note 4 – Intangible Assets, page 10

10.	Tell us and disclose in future filings the amortization period for each intangible assets and how it was determined.

Response:  The Registrant did disclose our amortization periods for the customer lists and the basis for such periods in Note 2 to the consolidated financial statements, Intangible Assets, paragraph 3. The period was based on the Registrants expected future cash flow.

We will disclose in future filings the periods and basis for such periods.

Additional Comment

In connection with the Registrant’s subsequent review of its financial statements as of December 31, 2010, the registrant will be restating the consolidated financial statements included on Form 10-K for the fiscal year ended December 31, 2010 to:

(1) include the Report of the Independent Registered Public Accounting Firm for Jewett Schwartz Wolfe & Associates for the year ended December 31, 2009;

(2) to reflect allowance against long-term debt related to the acquisition of VSG acquisition, Inc., an offsetting adjustment against the intangible assets and the related amortization of intangible assets; and

(3) reclassify additional paid-in capital to long-term debt.

There will be no other changes to the consolidated financial statements.

These restated consolidated financial statements will be included in amended Form S-1

The Registrant is responsible for the adequacy and accuracy of the disclosure in all filings of the Company.

The Registrant understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant believes that the responses set forth above adequately address all of the comments set forth in your letter of October 13, 2011, as they relate to the Form 10-K and 10-Q.  However, should you or the other members of the staff have questions regarding the registrant’s responses or other comments; you should contact the undersigned at the registrant’s principal executive offices at 2850 Golf Road, Suite 405, Rolling Meadows, Illinois  60008.

Sincerely,

/s/ Dhru Desai

Dhru Desai
Chief Financial Officer